UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers: 1-31737, 333-149664, 333-172698, 333-188623 and 333-211416

GULF POWER COMPANY
(Exact name of registrant as specified in its charter)

One Energy Place
Pensacola, Florida 32520
(850) 444-6111
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series 2017A 3.30% Senior Notes due May 30, 2027
Series 2014A 4.55% Senior Notes due October 1, 2044
Series 2013A 5.00% Senior Notes due June 15, 2043
Series 2012A 3.10% Senior Notes due May 15, 2022
Series 2010B 5.10% Senior Notes due October 1, 2040
Series 2010A 4.75% Senior Notes due April 15, 2020
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date:
Series 2017A 3.30% Senior Notes due May 30, 2027: 40 holders
Series 2014A 4.55% Senior Notes due October 1, 2044: 23 holders
Series 2013A 5.00% Senior Notes due June 15, 2043: 4 holders
Series 2012A 3.10% Senior Notes due May 15, 2022: 32 holders
Series 2010B 5.10% Senior Notes due October 1, 2040: 4 holders
Series 2010A 4.75% Senior Notes due April 15, 2020: 35 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Gulf Power Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 29, 2019	GULF POWER COMPANY

	By:	CHARLES E. SIEVING
	Name:	Charles E. Sieving
	Title:	General Counsel